Mail Stop 3561

June 1, 2009

Ms. Sarah Jackson, Chief Financial Officer
Mod Hospitality, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

      Re: **Mod Hospitality, Inc. (fka PSPP Holdings, Inc.)**
                Form 8-K/A filed April 7, 2009
                Form 8-K filed July 14, 2008
                Form 10-K for the year ended December 31, 2008
                Filed April 15, 2009
                File No. 000-24723

Dear Ms. Jackson:

We have reviewed your filings and response letter dated April 7, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K/A filed April 7, 2009

1.   We note your response to our prior comment 1b and that the financial statements
        of ECV Holdings will not be filed. Please confirm that the consolidated financial
        statements of ECV Holdings would not be materially different that the combined
        financial statements of Hanover, Clinton, and Absecon that have been presented
        in your Form 8-K.

Form 8-K filed July 14, 2008

2.   We note that the company properly filed an Item 4.01 for the termination of the
        auditor of the predecessor business, PSPP Holdings. However, we note no Item
        4.01 8-K for the hiring of Conner & Associates, which we see audited the
        financial statements of Mod Hospitality as of December 31, 2008. Please file a
        form Item 4.01 8-K to report this change in auditor as soon as possible.

Annual Report on Form 10-K for the year ended December 31, 2008

Financial Statements, page F-1
Consolidated Statements of Stockholders' Equity, page F-6

3.   We refer to the line item "Adjustment – reverse merger" in the amount of
        $(809,219). As the reverse merger adjustment should represent the net assets
        acquired of the accounting acquiree, please tell us what this amount represents.
        Please reconcile this amount with the September 30, 2008 net assets of the
        accounting acquiree as filed in the third quarter Form 10-Q/A of $(559,737). We
        may have further comment upon receipt of your response.

Notes to Consolidated Financial Statements, page F-8
Note 11. Reverse Merger, page F-16

4.   Please tell us, and revise future filing to disclose the exchange ratio used in the
        reverse merger transaction. In this regard, we note that all of the issued and
        outstanding shares of ECV were exchanged for 50,000,000 shares of Mod
        Hospitality. Please clarify how many share of ECV were exchanged in the
        transaction and the resulting exchange ratio. Furthermore, we note that although
        50,000,000 shares of Mod Hospitality were exchanged, only 6,941,168 shares are
        outstanding on the statement of stockholders' equity. Please revise to
        retroactively apply the exchange ratio to the company's statement of
        stockholders' equity for all periods presented regarding number of shares and
        provide us with those calculations. We may have further comment upon receipt
        of your response.

Ms. Sarah Jackson, CFO
Mod Hospitality, Inc.
June 1, 2009
Page 3

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

        Sincerely,

        Linda Cvrkel
        Branch Chief